EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

PLACING OF NEW SHARES

UNDER GENERAL MANDATE

Placing Agent

On 10 December 2014 (after trading hours of the Stock Exchange), the Placing Agent and the Company entered into the Placing Agreement pursuant to which the Placing Agent conditionally agreed to place on a best effort basis, as agent for the Company, up to 13,500,000 Placing Shares to the Placees at a price of HK$12.00 per Placing Share.

The maximum of 13,500,000 Placing Shares under the Placing represent (i) approximately 10.84% of the Company’s existing issued share capital of 124,554,580 Shares as at the date of this announcement; and (ii) approximately 9.78% of the Company’s issued share capital of 138,054,580 Shares as enlarged by the Placing Shares.

On the assumption that all Placing Shares are fully placed, the gross proceeds arising from the Placing will be HK$162 million and the net proceeds arising from the Placing will amount to approximately HK$160 million which is intended to be used for general working capital of the Group. The net proceeds raised per Placing Share upon the completion of the Placing will be approximately HK$11.85 per Placing Share.

Completion of the Placing is conditional upon, among other things, the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Placing Shares.

The Placing Shares will be issued under the General Mandate granted to the Directors by a resolution of the Shareholders passed at the AGM.

Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

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THE PLACING AGREEMENT

The principal terms and conditions of the Placing Agreement are set out below:

Date:	10 December 2014 (after trading hours of the Stock Exchange)

Issuer:	The Company

Placing Agent:	Celestial Securities Limited

The Placing Agent has been appointed to procure, on a best effort basis, the Placees to subscribe for the Placing Shares at the Placing Price during the Placing Period.

The Placing Agent will receive a placing commission of 0.5% based on the gross proceeds of the Placing. The Directors are of the view that the placing commission payable to the Placing Agent pursuant to the Placing Agreement is at normal market rate and was arrived at after arm’s length negotiations between the Company and the Placing Agent, and therefore it is fair and reasonable.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, the Placing Agent and its ultimate beneficial owners are Independent Third Parties.

Placees

The Placing Agent agreed to place the Placing Shares, on a best effort basis, to no less than six Placees whom and whose ultimate beneficial owners are, so far as the Placing Agent is aware, independent individuals, corporate, institutional or other investors who are not connected persons of the Company as at the date of the Placing Agreement. It is expected that none of the Placees and their respective associates will become a substantial Shareholder of the Company as a result of the Placing.

Placing Shares

The maximum of 13,500,000 Placing Shares under the Placing represent (i) approximately 10.84% of the Company’s existing issued share capital of 124,554,580 Shares as at the date of this announcement; and (ii) approximately 9.78% of the Company’s issued share capital of 138,054,580 Shares as enlarged by the Placing Shares. The maximum aggregate nominal value of the Placing Shares under the Placing will be HK$135,000.

Ranking of Placing Shares

The Placing Shares will be allotted and issued free of any Encumbrance, and rank pari passu with all other issued Shares as at the Closing Date in all respects, including the right to receive all dividends declared or payable or distribution made or proposed to be made at any time by reference to a record date falling on or after the Closing Date.

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Placing Price

The Placing Price of HK$12.00 represents:

(i)	a discount of approximately 5.51% to the closing price of HK$12.70 per Share as quoted on the Stock Exchange on the date of the Placing Agreement;

(ii)	the average closing price of HK$12.00 per Share for the last 5 consecutive trading days immediately prior to the date of the Placing Agreement; and

(iii)	a discount of approximately 0.10% to the average closing price of HK$12.01 per Share for the last 10 consecutive trading days immediately prior to the date of the Placing Agreement.

After deduction of relevant expenses of Placing, the net placing price per Placing Share is HK$11.85.

The Placing Price was determined with reference to the prevailing market price of the Shares and was negotiated on an arm’s length basis between the Company and the Placing Agent. The Directors consider that the terms of the Placing are on normal commercial terms and are fair and reasonable based on the current market conditions, and the Placing is in the interests of the Company and the Shareholders as a whole.

General Mandate

The Placing Shares will be allotted and issued under the General Mandate granted to the Directors by a resolution of the Shareholders passed at the AGM subject to the limit of up to 20% of the issued share capital of the Company as at the date of the AGM, (i.e. 24,910,916 Shares, representing 20% of 124,554,580 Shares in issue as at the date of the AGM). Up to the date of this announcement, no Shares have been allotted and issued under the General Mandate. The maximum of 13,500,000 Placing Shares to be allotted and issued will utilise approximately 54.19% of the General Mandate. The Placing is not subject to any additional Shareholders’ approval.

Conditions of the Placing

Completion of the Placing is conditional upon, among other things, the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Placing Shares.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares to be issued.

In the event that the condition of the Placing is not fulfilled in full on or before the Long Stop Date, the Placing Agent may terminate the Placing Agreement and neither the Company nor the Placing Agent shall have any obligations and liabilities under the Placing Agreement (save and except any liability for antecedent breaches and provided that the Company shall remain liable for the payment of any costs, charges and expenses as agreed under the Placing Agreement).

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Termination

The Placing Agent may, after consultation with the Company (to the extent that the same is reasonably practicable), terminate the Placing Agreement without liability to the Company by giving notice in writing to the Company, provided that such a notice is received prior to 3:00 p.m. (Hong Kong time) on the Closing Date:

(a)	in the reasonable opinion of the Placing Agent there shall have been since the date of the Placing Agreement such a change in national or international financial, political or economic conditions or taxation or exchange controls as would be likely to prejudice materially the consummation of the Placing;

(b)	any material breach of any of the representations and warranties set out in the Placing Agreement comes to the knowledge of the Placing Agent or any event occurs or any matter arises which if it had occurred or arisen before the date of the Placing Agreement would have rendered any of such representations and warranties untrue or incorrect in any material respect or there has been a material breach by the Company of any other provision of the Placing Agreement; or

(c)	there is any adverse change in the financial position of the Company which in the reasonable opinion of the Placing Agent is material in the context of the Placing.

Completion of the Placing

Completion of the Placing shall take place on the Closing Date.

Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The Board considers that the Placing represents a good opportunity to strengthen the financial position of the Group and raise capital for general working capital of the Group. The Directors consider that the Placing is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

On the assumption that all Placing Shares are fully placed, the gross proceeds arising from the Placing will be HK$162 million and the net proceeds arising from the Placing will amount to approximately HK$160 million which is intended to be used for general working capital of the Group.

The net proceeds raised per Placing Share upon the completion of the Placing will be approximately HK$11.85 per Placing Share.

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EFFECTS ON SHAREHOLDING STRUCTURE

The existing and enlarged shareholding structure of the Company immediately before and after the completion of the Placing is set out below:

	As at the date of this announcement		Immediately after completion of the Placing assuming all Placing Shares are fully placed, allotted and issued (Note 3)

	No. of Shares	Approx. percentage	No. of Shares	Approx. percentage

Feishang Group Limited (Note 1)	72,402,965	58.13%	72,402,965	52.44%

Directors (Note 2)	4,909,630	3.94%	4,909,630	3.56%

Placees	–	–	13,500,000	9.78%

Other public Shareholders	47,241,985	37.93%	47,241,985	34.22%

Total	124,554,580	100.00%	138,054,580	100.00%

Notes:

1.	Feishang Group Limited is wholly-owned by Laitan Investments Limited, which is in turn wholly-owned by Mr. LI Feilie, the Chairman and Chief Executive Officer and executive Director of the Company.

2.	Including the Shares held by the Directors and their respective associates but excluding the Shares held by Mr. LI Feilie through Feishang Group Limited as set out above.

3.	This does not include any Shares which may be issued pursuant to the exercise of options under the share option scheme of the Company in force as at the date of this announcement.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company was listed on the Main Board of the Stock Exchange by way of introduction on 22 January 2014.

The Company has not carried out any equity fund raising activities during the 12 months immediately preceding the date of this announcement.

GENERAL

The Group is principally engaged in the acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

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TERMS USED IN THIS ANNOUNCEMENT

In this announcement, unless the context otherwise required, the following terms and expressions shall have the following meaning:

“AGM”	the annual general meeting of the Company held on 30 May 2014

“Board”	the board of Directors

“Business Day(s)”	any day (excluding Saturday, Sunday and public holidays in Hong Kong) on which licensed banks generally are open for business in Hong Kong

“Closing Date”	the date on which the Placing Shares will be allotted and issued to the Placees in exchange for the payment of the net proceeds of the Placing to the Company, which shall be the date falling two Business Days after the date on which the conditions of the Placing Agreement are fulfilled, but in any event no later than the Long Stop Date unless otherwise agreed between the Company and the Placing Agent

“Company”	Feishang Anthracite Resources Limited, a company incorporated in the British Virgin Islands with limited liability, the issued Shares of which are listed on the Main Board of the Stock Exchange

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Encumbrance”	a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or any other type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect

“General Mandate”	the general mandate to allot, issue and deal with Shares granted to the Directors by resolution of the Shareholders passed at the AGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Parties”	a party which is not a connected person (as defined under the Listing Rules) of the Company and is independent of the Company and its connected persons

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Long Stop Date”	31 December 2014, or such later day as the Company and the Placing Agent may agree in writing

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“Placee(s)”	any individuals, corporate, professional, institutional or other investor(s) procured by or on behalf of the Placing Agent to subscribe for any Placing Shares pursuant to the terms of the Placing Agreement

“Placing”	the placing of the Placing Shares pursuant to the terms of the Placing Agreement

“Placing Agent”	Celestial Securities Limited, a corporation licensed to carry on Type 1 (dealing in securities) regulated activities within the meaning of the Securities and Futures Ordinance (Cap. 571)

“Placing Agreement”	the conditional placing agreement dated 10 December 2014 entered into between the Company and the Placing Agent in relation to the Placing

“Placing Period”	means the period commencing upon the date of the Placing Agreement and terminating at completion on the Closing Date, unless terminated earlier pursuant to the Placing Agreement

“Placing Price”	HK$12.00 per Placing Share, exclude any SFC transaction levy, Stock Exchange trading fee and other fees or levies as may be payable by the Placees

“Placing Shares(s)”	up to 13,500,000 new Shares to be allotted and issued by the Company and placed through the Placing Agent pursuant to the terms and conditions of the Placing Agreement

“SFC”	the Securities and Futures Commission of Hong Kong

“Share(s)”	the ordinary share(s) of HK$0.01 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial Shareholder”	has the meaning ascribed to it under the Listing Rules

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“%”	per cent.

By order of the Board

FEISHANG ANTHRACITE RESOURCES LIMITED

LI Feilie

Chairman

Hong Kong, 10 December 2014

As at the date of this announcement, the executive Directors of the Company are Mr. LI Feilie (Chairman and Chief Executive Officer), Mr. HAN Weibing (Chief Operating Officer), Mr. WAN Huojin (Chief Technical Officer), Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the independent non-executive Directors of the Company are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. HUANG Songzhong.

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